SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                                MicroFrame, Inc.
            -------------------------------------------------------

                                (Name of issuer)

                          Common Stock, $.001 par value
            -------------------------------------------------------
                         (Title of Class of Securities)


                594915-10-0 (pre-split); 594915-20-9 (post-split)
            -------------------------------------------------------
                                 (CUSIP Number)


                              James Alterbaum, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704- 6272
            -------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 10, 1996
            -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                               Page 1 of 17 Pages


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                                                              Page 2 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9

Response to Question   1:                 Stephen M. Deixler
Response to Question   2:                 N/A
Response to Question   3:                 SEC USE ONLY
Response to Question   4:                 PF
Response to Question   5:                 N/A
Response to Question   6:                 United States
Response to Question   7:                 743,032
Response to Question   8:                 0
Response to Question   9:                 743,032
Response to Question   10:                0
Response to Question   11:                743,032
Response to Question   12:                N/A
Response to Question   13:                15.2%
Response to Question   14:                IN



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                                                              Page 3 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9

                                  INTRODUCTION

           This amendment to the Schedule 13D (the "Statement") is being filed by Stephen M. Deixler. This Statement restates (except for previously filed paper exhibits) the entire text of the Schedule 13D, but omits information no longer applicable and reflects transactions after the Original Schedule 13D even if not required to be reported on this or previously filed amendments.

           In September 1993, MicroFrame, Inc., a New Jersey corporation (the "Company"), the issuer of the security to which this Statement pertains effected a 1 for 5 reverse stock split of the Company's Common Stock. All disclosures in this Statement regarding stock ownership and per share price amounts reflect post-split numbers.


ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the common stock, $.001 par value per share ("Common Stock"), of the Company. The principal executive offices of the Company are located at 21 Meridian Road, Edison, New Jersey 08820.


ITEM 2.    IDENTITY AND BACKGROUND.

           (a)        This Statement is being filed by Stephen M. Deixler.

           (b) The business address of Mr. Deixler is c/o MicroFrame, Inc., 21 Meridian Road, Edison, New Jersey 08820.

           (c) The principal occupation or employment of Mr. Deixler is Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company.

                      The Company designs, develops and markets a broad range of
                      security,   network   management  and  remote  maintenance
                      products for voice and data communications network.

           (d) During the last five years, Mr. Deixler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Deixler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is to subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)        Mr. Deixler is a citizen of the United States.



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                                                              Page 4 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) In the original Schedule 13D, dated September 30, 1986 ("Original 13D") Mr. Deixler reported that he had expended and will expend personal funds to purchase 350,000 shares of Common Stock.

           (b) In Amendment No. 1 to the Original 13D dated February 11, 1987 ("Amendment No. 1"), Mr. Deixler reported that he acquired 80,000 shares of Common Stock in forgiveness of payment of the sum of $40,000 from the Company to Mr. Deixler for future rentals of office and manufacturing facilities.

           (c) In Amendment No. 2 to the Original 13D dated April 30, 1987 ("Amendment No. 2"), Mr. Deixler reported on February 11, 1987 that the Company was improperly instructed to issue 80,000 shares of Common Stock to him in his individual capacity, which should have been issued to Steve Associates, a general partnership (the "Partnership"), the landlord on the Company's current lease owned by Mr. Deixler and Mr. Roma equally as general partners. Thus, the Partnership acquired 80,000 shares of Common Stock as pre-payment of $40,000 of future rent obligations under a lease of office and manufacturing facilities.

           (d) In Amendment No. 3 to the Original 13D dated June 20, 1990 ("Amendment No. 3") Mr. Deixler reported that on June 20, 1990 he expended from personal funds a total of $45,000 to purchase 90,000 shares of Common Stock at $.50 per share.

           (e) In Amendment No. 4 to the Original 13D dated June 11, 1991 ("Amendment No. 4"), Mr. Deixler reported that on June 11, 1991, the Partnership agreed to convert certain long-term debt (arising from lease arrears of the Company) in the amount of $445,066 owed to it by agreeing to accept a total of 296,711 shares of Common Stock at a conversion price of $1.50 per share.

           (f) In Amendment No. 5 to the Original 13D dated August 1, 1991 ("Amendment No. 5"), Mr. Deixler reported that on August 1, 1991, he expended $45,000 from personal funds to purchase 30,405 shares of Common Stock at $1.48 per share.

           (g) In Amendment No. 6 to the Original 13D dated January 7, 1992 ("Amendment No.6"), Mr. Deixler reported that on January 7, 1992 the Partnership distributed 296,711 shares of Common Stock to its two partners, Stephen M. Deixler and Stephen P. Roma. Pursuant to such distribution, Mr. Roma received 86,075 shares of Common Stock and Mr. Deixler received 210,636 shares of Common Stock which he immediately transferred, in equal amounts, to his three adult children as a gift. As a result of the distribution, the Partnership's ownership of Common Stock decreased from 376,711 to 80,000 shares.

                      On August 31, 1991, pursuant to the Put Option, Mr. Deixler purchased 30,405 shares of Common Stock from the Company at a purchase price of $1.48 per


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                                                              Page 5 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9

                      share for an aggregate purchase price of $45,000. All of the shares of Common Stock purchased by Mr. Deixler pursuant to the Put Option were purchased with the personal funds of Mr. Deixler.

                      On February 10, 1992, pursuant to a put option (the "Put Option") exercised by the Company, Mr. Deixler purchased 30,405 shares of Common Stock from the Company at a purchase price of $1.48 per shares for an aggregate purchase price of $45,000. The Put Option was originally scheduled to expire on September 30, 1991 and was extended by agreement until February 29, 1992.

           (h) In Amendment No. 7 to the Original 13D dated May 11, 1993 ("Amendment No. 7"), Mr. Deixler reported that on February 23, 1993, Mr. Deixler acquired 8,640 shares of Common Stock from the Company as partial compensation for his services for the past year.

                      On May 11, 1993, Mr. Deixler purchased 90,000 shares of Common Stock from the Company pursuant to a private placement by the Company of an aggregate of 800,000 shares at a purchase price of $1.25 per share (the "Private Placement"). Mr. Deixler agreed to pay an aggregate purchase price of $112,500. All of the shares of Common Stock purchased by Mr. Deixler were purchased with a promissory note of Mr. Deixler payable June 2, 1993.

           (i) On August 26, 1994, the Partnership distributed 45,000 shares of Common Stock to its two partners Stephen M. Deixler and Stephen P. Roma. Pursuant to such distribution, Mr. Roma received 19,320 shares of Common Stock and Mr. Deixler received 25,680 shares of Common Stock.

           (j) On June 10, 1996, Mr. Deixler expended from personal funds a total of $33,331 to purchase 26,665 Units in the Company's 1996 Private Placement at a purchase price of $1.25 per Unit, each Unit consisting of one share of Common Stock and one Class A and one Class B Warrant, each exercisable into one share of Common Stock at an exercise price of $1.50 and $2.00, respectively.

           The remaining securities acquired by Mr. Deixler were acquired in transactions described in paragraph (c) of Item 5 of this Statement and did not require the expenditure of funds by Mr. Deixler.


ITEM 4.    PURPOSE OF TRANSACTION.

           The securities of the Company held by Mr. Deixler were acquired and are being held, as an investment. Mr. Deixler has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Deixler retains the right to exercise at any time and from time to time in his discretion the warrants and the stock options to acquire additional shares of Common Stock described in Item 5 or to purchase or sell equity securities of the Company owned by him in open market or in privately negotiated


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                                                              Page 6 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9


transactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Stephen
M. Deixler as of September 16, 1996:

                                     Number of                 Percent
Name                                 Shares (1)             of Class (2)
- ----                                 ----------             ------------

Stephen M. Deixler                   743,032 (3)              15.2%

- --------------------

(1) Stephen M. Deixler has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of stock options and warrants (to the extent exercisable on or within 60 days after September 16, 1996) deemed beneficially owned by Mr. Deixler, but by no other person or entity.

(3) Does not include 214,426 shares owned by Mr. Deixler's wife (mother, children and grandchildren as to which shares Mr. Deixler disclaims beneficial ownership). Includes 90,000 shares of Common Stock of which Mr. Deixler is the beneficial owner, and which have been issued to and are registered in the name of Olen and Company, custodian f/b/o Stephen M. Deixler. Also includes 10,000 shares of Common Stock which may be acquired pursuant to currently exercisable Non-Employee Director Options under the 1994 Plan. Also includes 53,330 shares issuable upon exercise of currently exercisable Class A and Class B Warrants of the Company's 1996 Private Placement.


               (c) On September 19, 1995, Mr. Deixler was granted a Non-Employee Director Option under the Company's 1994 Stock Option Plan to purchase 10,000 shares of Common Stock at an exercise price


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                                                              Page 7 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9


of $3.125 per share, which option became exercisable as to 2,500 shares on each of December 19, 1995, March 19, 1996, June 19, 1996 and shall become exercisable as to 2,500 shares on September 19, 1996, provided that Mr. Deixler serves as a Non-Employee Director on such dates.

           (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           (a) Mr. Deixler holds options granted under the 1994 Stock Option Plan to purchase 10,000 shares of Common Stock at an exercise price of $3.125, which option is presently exercisable in full and expires on September 18, 2000.

           (d) Mr. Deixler holds 26,665 Class A and Class B Warrants, which were included in the Units he purchased in the Company's 1996 Private Placement. The Class A Warrants are presently exercisable in full at an exercise price of $1.50 per share and the Class B Warrants are presently exercisable in full at an exercise price of $2.00 per share. Both Class A and Class B Warrants expire on June 10, 2000.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following are exhibits to this Statement:

           1(a). Letter dated August 7, 1986 to Stephen M. Deixler from the Company.*

           1(b). Letter dated September 19, 1986 to Stephen M. Deixler from the Company.*

           1(c). Letter dated September 26, 1986 to Stephen M. Deixler from the Company.*

           1(d). Letter to the Company dated February 11, 1987 from the Partnership.*

           1(e).      Letter  dated April 30, 1987 from the  Partnership  to the
                      Company.*

           1(f) Promissory Note of Stephen M. Deixler due June 2, 1993 for $112,500 payable to the Company.*

           1(g)       Non-Employee   Director   Stock  Option   Contract   dated
                      September 19, 1995 between the Company and Mr. Deixler.

           1(h)       Form of Class A and Class B Warrants.

- ------------------------
*    Previously filed



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                                                              Page 8 of 17 Pages
CUSIP Nos.594915-10-0/594915-20-9


                                   Signatures

           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Dated:       September 19, 1996              /s/ Stephen M. Deixler
                                             ------------------------
                                             Stephen M. Deixler